As filed with the Securities and Exchange Commission on September 29, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDIMMUNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	52-155759
(State or other jurisdiction	(Primary Standard	(I. R. S. Employer
of incorporation or organization)	Industrial Classification Code Number)	Identification No.)

One MedImmune Way,
Gaithersburg, MD 20878
(301) 398-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Mott
President, Chief Executive Officer and Vice Chairman
MedImmune, Inc.
One MedImmune Way,
Gaithersburg, MD 20878
(301) 398-0000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William C. Bertrand Jr., Esq.	Frederick W. Kanner, Esq.
Senior Vice President,	Dewey Ballantine LLP
General Counsel and Secretary	1301 Avenue of the Americas
MedImmune, Inc.	New York, New York 10019
One MedImmune Way,	(212) 259-8000
Gaithersburg, MD 20878
(301) 398-0000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please, check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
1.375% Convertible Senior Notes due 2011	$575,000,000	100%	$575,000,000	(2)	$61,525
1.625% Convertible Senior Notes due 2013	$575,000,000	100%	$575,000,000	(2)	$61,525
Common Stock ($0.01 par value per share)	(1)	(1)			(1)

(1)               Each $1,000 principal amount of a note may be converted into 29.9679 shares of common stock, subject to adjustments. There are being registered hereunder 34,081,617 shares of common stock, together with such indeterminate number of shares as may become issuable upon conversion by reason of adjustments in the conversion price. No additional registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933.

(2)               In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends or similar transactions.

PROSPECTUS	September 29, 2006

$1,150,000,000
$575,000,000 principal amount 1.375% Convertible Senior Notes due 2011
$575,000,000 principal amount 1.625% Convertible Senior Notes due 2013
Common Stock

This prospectus covers resales by holders of our 1.375% convertible senior notes due 2011, or the 2011 notes, and our 1.625% convertible senior notes due 2013, or the 2013 notes, and shares of our common stock issueable on conversion of the 2011 notes and the 2013 notes. We refer to the 2011 notes and the 2013 notes collectively as the “notes.”  We will not receive any proceeds from the resale of our notes or common stock hereunder.

We will pay 1.375% interest per annum on the principal amount of the 2011 notes, and 1.625% interest per annum on the principal amount of the 2013 notes, in each case payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2007. Interest will accrue on the notes from, and including, June 28, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date of the notes, as the case may be. The 2011 notes will mature on July 15, 2011. The 2013 notes will mature on July 15, 2013.

CONVERSION

The notes will be convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2011 notes (which represents an initial conversion price of approximately $33.37 per share), or based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2013 notes (which represents an initial conversion price of approximately $33.37 per share), in each case in certain circumstances. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date of such notes may in certain circumstances be entitled to an increased conversion rate.

Holders may convert their notes into cash and, if applicable, shares of our common stock on or prior to the business day immediately preceding their stated maturity only under the following circumstances: (1) the notes will be convertible during any calendar quarter after the calendar quarter ending September 30, 2006, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of such notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of such notes was equal to or less than 97% of the average conversion value of such notes during the note measurement period; (3) the notes will be convertible upon the occurrence of specified corporate transactions; and (4) the notes will be convertible at any time from, and including, June 15, 2011 to, and including, the business day immediately preceding July 15, 2011 (in the case of the 2011 notes) and at any time from, and including, June 15, 2013 to, and including, the business day immediately preceding July 15, 2013 (in the case of the 2013 notes).

Upon conversion, holders of notes will receive cash and, if applicable, shares of our common stock, based on the sum of the “daily settlement amounts” described in this prospectus for the 30 consecutive trading days that begin on, and include, the third trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the applicable maturity date as described in this prospectus. We refer to the cash due upon conversion as the “principal return” and the shares, if any, due upon conversion as the “net shares.”

Our common stock is listed on the Nasdaq Global Market under the symbol “MEDI.”  On September 28, 2006, the last reported sale price of our common stock was $29.41 per share.

REDEMPTION AND REPURCHASE

The notes will not be redeemable at our option prior to their maturity. Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” Market of the National Association of Securities Dealers, Inc. Notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. The notes will not be listed on any securities exchange.

MedImmune, Synagis, FluMist, and Numax are registered trademarks of the Company.

Prospectus summary

The following summary is qualified by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

OUR COMPANY

MedImmune is a global biotechnology company committed to advancing science to develop better medicines that help people live healthier, longer and more satisfying lives. To accomplish our mission, we are motivated to understand the biological intricacies of the human body and how it is affected by disease. Our success as a company relies heavily on our ability to harness the power of innovation and technology to develop novel answers to problems caused by life-threatening and debilitating illnesses in three main therapeutic areas: infectious disease, cancer and inflammatory disease.

Founded in 1988 and headquartered in Gaithersburg, Maryland, we operate facilities in the U.S. and Europe to manufacture and distribute one or more components of each of our products. We have a U.S.-based marketing team and sales force as well as clinical, research and development staff.

THE NOTES

On June 28, 2006, we issued and sold $575 million aggregate principal amount of 1.375% convertible senior notes due July 15, 2011 and $575 million aggregate principal amount of 1.625% convertible senior notes due July 15, 2013, in a private offering to UBS Investment Bank, Merrill Lynch & Co., Banc of America Securities LLC, Citigroup, Goldman, Sachs & Co., Lehman Brothers Inc. and Wachovia Securities, which we refer to as the initial purchasers. We were advised by the initial purchasers that the notes were resold in transactions which were exempt from registration requirements of the Securities Act of 1933 (the “Securities Act”), as amended, to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act.

The following is a brief summary of the notes. For a more complete description of the notes, see the section entitled “Description of Notes” in this prospectus.

Issuer	MedImmune, Inc.
Notes	$575 million aggregate principal amount of 1.375% convertible senior notes due July 15, 2011 and $575 million aggregate principal amount of 1.625% convertible senior notes due July 15, 2013.
Maturity	The 2011 notes will mature on July 15, 2011, unless earlier repurchased or converted. The 2013 notes will mature on July 15, 2013, unless earlier repurchased or converted.
Interest payment dates

We will pay 1.375% interest per annum on the principal amount of the 2011 notes and 1.625% interest per annum on the principal amount of the 2013 notes, in each case payable semi- annually in arrears on January 15 and July 15 of each year, starting on January 15, 2007, to holders of record at the close of business on the preceding January 1 and July 1, respectively. Interest will accrue on the notes from and including June 28, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking

The notes are our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of June 30, 2006, we had $5.7 million of outstanding secured indebtedness, of which $0.2 million was held by our subsidiaries. Any borrowings under our $600 million revolving credit facility will be secured by marketable securities. As of June 30, 2006, our subsidiaries had approximately $0.2 million of indebtedness and other liabilities to which the notes would be structurally subordinated. As of June 30, 2006, we had approximately $1,655.7 million of total consolidated outstanding indebtedness, including $500.0 million of 1.0% convertible senior notes due 2023 of which $489.6 million were repaid on July 17, 2006, and the notes.

Conversion rights

The notes are convertible into cash and, if applicable, shares of our common stock, $0.01 par value per share, based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2011 notes (which represents an initial conversion price of approximately $33.37 per share), or based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2013 notes (which represents an initial conversion price of approximately $33.37 per share), only in the following circumstances and to the following extent:

•

the notes are convertible during any calendar quarter after the calendar quarter ending September 30, 2006, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•

the notes are convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the note measurement period;

	•	the notes are convertible if we make certain distributions on our common stock or engage in certain transactions; and
•

the notes are convertible at any time from, and including, June 15, 2011 to, and including, the business day immediately preceding July 15, 2011 (in the case of the 2011 notes) and at any time from, and including, June 15, 2013 to, and including, the business day immediately preceding July 15, 2013 (in the case of the 2013 notes).

Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 30 trading days during the “cash settlement averaging period.”

The “cash settlement averaging period” with respect to any note means:
•

for notes that are converted at any time on or after the 33rd scheduled trading day prior to the maturity date of the applicable notes, the 30 consecutive trading days beginning on, and including, the 30th scheduled trading day prior to the maturity date; and

	•	in all other instances, the 30 consecutive trading days beginning on the third trading day following the conversion date.
The “daily settlement amount” for a given trading day consists of:
	•	cash equal to the lesser of $33.33 and the “daily conversion value”; and

• to the extent the daily conversion value exceeds $33.33, a number of shares equal to:
• the excess of the daily conversion value over $33.33, divided by
• the volume weighted average price of our common stock on that trading day.

We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.” The “daily conversion value” on a given trading day means one-thirtieth of the product of the applicable conversion rate and the volume weighted average price of our common stock on that trading day.

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date for such notes may in certain circumstances be entitled to an increased conversion rate. See “Description of notes—Conversion rights.”

Sinking fund	None.
Redemption of notes at our option	The notes are not redeemable at our option prior to their maturity.
Right of holder to require us to
repurchase notes if a
fundamental change occurs

If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of notes—Holders may require us to repurchase their notes upon a fundamental change.”

Events of Default

If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes—Events of default.”

Certain U.S. federal income tax
considerations

For a discussion of certain United States federal tax considerations relating to the purchase, ownership and disposition of the notes and shares of common stock into which the notes may be convertible, see “Material United States federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.
DTC eligibility

The notes have been issued in book-entry-only form and are represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of notes—Form, denomination and registration of notes.”

For a more complete description of the terms of the notes, see “Description of notes.” For a more complete description of our common stock, see “Description of capital stock.”

Ratio of earnings to fixed charges

The following table presents our ratio of earnings to fixed charges for the years ended December 31, 2001 through 2005 and for the six months ended June 30, 2006 and our pro forma deficiency of earnings to fixed charges for the year ended December 31, 2005 and the six months ended June 30, 2006 after adjustment for issuance of $1.15 billion of convertible senior notes on June 28, 2006 and the use of a portion of the proceeds to retire $489.6 million of our existing outstanding indebtedness:

	Year ended December 31,
	2001	2002		2003	2004		2005		Six months ended June 30, 2006
Historical
Deficiency of earnings to fixed charges (in millions)	—	$(1,050.4	)(1)	—	$(10.5	)(2)	—		$(28.5)
Ratio of earnings to fixed charges	174x	—		18x	—		2x	(2)(3)	—
Pro Forma
Deficiency of earnings to fixed charges (in millions)							$(5.2	)(2)(3)	$(34.5)

(1)       Reflects the charge of approximately $1,179.3 million for acquired in-process research and development and other charges in connection with the acquisition of Aviron on January 10, 2002.

(2)       Reflects charges of approximately $102.2 million and $4.7 million during 2004 and 2005, respectively, related to the dissolution of our collaboration with Wyeth and reacquisition of full rights to the influenza vaccines franchise. See Note 16 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

(3)       Reflects charges of approximately $43.7 million for acquired in-process research and development in connection with the Company’s acquisition of Cellective Therapeutics, Inc. on October 14, 2005. See Note 3 to the Consolidated Financial Statements in the Company’s annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

Risk factors

You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference and those listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the market price of the notes offered by this prospectus and the trading price of our common stock.

Keep these risk factors in mind when you read forward-looking statements contained in this prospectus and the documents incorporated by reference herein. These statements relate to our expectations about future events and time periods. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

The risk factors relating to our business are contained in our Annual Report on Form 10-K for the year-ended December 31, 2005, as updated by our Quarterly Reports on Form 10-Q. In addition to the risk factors relating to our business, which are incorporated by reference herein, you should carefully consider the risks relating to our common stock and the notes as described below.

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of June 30, 2006, we had $5.7 million of outstanding secured indebtedness, of which $0.2 million was held by our subsidiaries. Any borrowings under our $600 million revolving credit facility will be secured by marketable securities. As of June 30, 2006, our subsidiaries had approximately $0.2 million of indebtedness and other liabilities to which the notes would be structurally subordinated. As of June 30, 2006, we had approximately $1,655.7 million of total consolidated outstanding indebtedness, including $500.0 million of 1% convertible senior notes due 2023 of which $489.6 million was repaid on July 17, 2006, and the notes. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of notes—Ranking.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the notes.

Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the sale of the notes, we entered into convertible note hedge transactions and warrant transactions with certain financial institutions we refer to as the hedge participants. The convertible note hedge transactions were designed to reduce the potential dilution of our common stock upon conversion of the notes. We used a portion of the net proceeds of the initial offering of the notes and of the warrants that we sold to the hedge participants to pay the cost of the convertible note hedge that we purchased from the same counterparties. These transactions were be accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the hedge participants:

•       may enter into various derivative transactions with respect to our common stock and/or purchase our common stock concurrently with or shortly after the initial offering of the notes; and

•       may enter into, or may unwind, various derivatives and/or purchase or sell our common stock in secondary market transactions following the initial offering of the notes (including during any cash settlement averaging period related to a conversion of notes).

These activities could have the effect of increasing or preventing a decline in the price of our common stock.

We understand that the hedge participants are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities, or other instruments they may wish to use in connection with such hedging. In particular, such hedging modification may occur during any cash settlement averaging period for a conversion of notes, which may have a negative effect on the value of the consideration received upon conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the hedge participants or their affiliates may sell shares of our common stock in secondary transactions or unwind various derivative transactions with respect to our common stock during the cash settlement averaging period, if any, for the converted notes.

Volatility of the market price of our common stock may depress the trading price of the notes.

The market price of our common stock has experienced, and may continue to experience, significant volatility. From January 1, 2004 through September 28, 2006, the trading price of our common stock on the Nasdaq Global Market has ranged from a low of $20.77 per share to a high of $37.58 per share. Because the notes are potentially convertible into shares of our common stock in certain circumstances, volatility in the price of our common stock may depress the trading price of the notes. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of common stock upon conversion of their notes.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:

•       our operating and financial performance and prospects;

•       our ability to repay our debt;

•       investor perceptions of us and the industry and markets in which we operate;

•       changes in earnings estimates or buy/sell recommendations by analysts; and

•       general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could significantly depress the trading price of the notes and the price of our common stock issued upon conversion of the notes.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of notes—Conversion rights—Payment upon conversion,” may:

•       result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•       reduce our liquidity;

•       delay holders’ receipt of the consideration due upon conversion; and

•       subject holders to market risk before receiving any shares upon conversion.

If the notes are convertible, upon conversion, holders will receive cash and, if applicable, shares of our common stock based on the sum of the “daily settlement amounts” described in this prospectus for the 30 consecutive trading days that begins on, and includes, the third trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus. We refer to this 30 trading day period as the “cash settlement averaging period.”

We will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion as soon as practicable, but in no event more than three business days after the last trading day in the cash settlement averaging period, which will generally be at least 32 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the cash settlement averaging period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of notes—Conversion rights—Adjustments to the conversion rate,” we will adjust the conversion rate of the notes for certain events, including, among others:

•       the issuance of stock dividends on our common stock;

•       the issuance of certain rights or warrants;

•       certain subdivisions and combinations of our capital stock;

•       the distribution of capital stock, indebtedness or assets; and

•       certain tender or exchange offers.

We will not adjust the conversion rate for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate may occur. Also, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 36.7107 shares per $1,000 principal amount of notes.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs before the maturity date of the relevant notes, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of notes—Conversion rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

•       you surrender a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated; or

•       the applicable price is greater than $100.00 per share or less than $27.24 per share (in each case, subject to adjustment) in the case of the 2011 notes, or the applicable price is greater than $100.00 per share or less than $27.24 per share (in each case, subject to adjustment) in the case of the 2013 notes.

Furthermore, a holder may not receive the additional consideration payable as a result of the increase in the conversion rate until the third business day after the effective date of the fundamental change, or even later, which could be a significant period of time after the date the holder has tendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 36.7107 shares per $1,000 principal amount of notes.

We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.

The 2011 notes bear interest semi-annually at a rate of 1.375% per year, and the 2013 notes bear interest semi-annually at a rate of 1.625% per year. In addition, we may in certain circumstances be obligated to pay additional interest. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes, we must pay the principal return in cash. We may not have sufficient funds to pay the interest, repurchase price or principal return when due. In addition, the terms of our existing revolving credit facility and any borrowing agreements which we may enter into from time to time in the future may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of notes, or the cash payment due upon conversion of the notes, an event of default under such agreements. If we fail to pay interest on the notes, repurchase the notes or pay the cash payment due upon conversion when required, we will be in default under the indentures governing the notes. See “Description of notes—Interest payments,” and “Description of notes—Holders may require us to repurchase their notes upon a fundamental change.”

You may not be able to convert your notes into cash and, if applicable, shares of our common stock before June 15, 2011 (in the case of the 2011 notes) or June 15, 2013 (in the case of the 2013 notes), and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to June 15, 2011 (in the case of the 2011 notes) or June 15, 2013 (in the case of the 2013 notes), the notes are convertible into cash and, if applicable, shares of our common stock only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

We have made only limited covenants in the indentures for the notes, and these limited covenants may not protect your investment.

The indentures for the notes do not:

•       require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•       limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•       limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•       restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•       restrict our ability to repurchase our securities;

•       restrict our ability to pledge our assets or those of our subsidiaries; or

•       restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indentures for the notes contain only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indentures or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

Provisions in the indentures for the notes, our charter documents and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

If a “fundamental change” occurs, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of a “make-whole fundamental change,” we also may be required to increase the conversion rate applicable to notes surrendered for conversion in connection with such make-whole fundamental change. In addition, the indentures for the notes prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions, including the provisions of our charter documents and Delaware law described under “Description of capital stock,” could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

An adverse rating of the notes may cause their trading price to fall.

If a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

You may have to pay U.S. federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of notes—Conversion rights—Adjustments to the conversion rate.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Material United States federal income tax considerations.”

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common stock, if any, upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, because of the contingent conversion and net share settlement features of the notes, you may not be able to convert your notes until the one month period immediately preceding their maturity date, and you may not receive any shares upon conversion.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their notes and receive shares of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

Forward-looking statements

The statements in this prospectus and the documents incorporated by reference in this prospectus that are not descriptions of historical facts may be forward-looking statements. Those statements involve substantial risks and uncertainties. You can identify those statements by the fact that they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project” or other terms of similar meaning. Those statements reflect management’s current beliefs, but are based on numerous assumptions, which we cannot control and that may not develop as we expect. Consequently, actual results may differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to differ materially are the risks, uncertainties and other matters discussed above under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. We caution you that RSV disease and influenza, two diseases targeted by our products, occur primarily during the winter months; We believe our operating results will reflect that seasonality for the foreseeable future. We are also developing several products for potential future marketing. We cannot assure you that our development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance is received, such products will ultimately achieve commercial success. Unless otherwise indicated, the information in this prospectus and the documents incorporated by reference is as of the respective dates specified.

Use of proceeds

We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Price range of common stock and dividend policy

Our common stock trades on the Nasdaq Global Market under the symbol “MEDI.” The following table shows the range of high and low prices for the common stock for the periods indicated.

	Price range
	High	Low
Year ended December 31, 2004
First Quarter	$26.41	$20.77
Second Quarter	25.95	22.91
Third Quarter	25.15	21.70
Fourth Quarter	28.70	23.62
Year ended December 31, 2005
First Quarter	$27.45	$23.20
Second Quarter	27.55	23.60
Third Quarter	33.83	26.48
Fourth Quarter	37.58	31.82
Year ended December 31, 2006
First Quarter	$37.45	$31.81
Second Quarter	36.85	26.27
Third Quarter (through September 28, 2006)	30.00	24.87

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any earnings to fund future growth, product development and operations.

Description of notes

The notes were issued under two indentures dated as of June 28, 2006, each between us and The Bank of New York, as trustee. The trustee’s main role is to enforce your rights against us if there is a default under the indentures. We describe some of the limitations on the extent to which the trustee acts on your behalf under “—Events of default” below.

The following summary of the terms of the notes, the indentures and the registration rights agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes, the indentures and the registration rights agreement, which have been filed as exhibits to our public reports. Those documents, and not this description, define your legal rights as a holder of the notes.

For purposes of this summary, the terms “MedImmune,” “we,” “us” and “our” refer only to MedImmune, Inc. and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “additional interest.”

GENERAL

On June 28, 2006, we issued $575 million aggregate principal amount of our convertible senior notes due 2011, or the “2011 notes,” and $575 million aggregate principal amount of our convertible senior notes due 2013, or the “2013 notes,” and, collectively (unless the context requires otherwise) with the 2011 notes, the “notes.” The notes bear interest at a rate of 1.375% per annum (in the case of the 2011 notes) and at a rate of 1.625% per annum (in the case of the 2013 notes), in each case payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2007, to holders of record at the close of business on the preceding January 1 and July 1, respectively, except as described below.

The notes:

•       bear additional interest if we fail to comply with the obligations we describe under “—Registration rights, additional interest;”

•       were issued in denominations of integral multiples of $1,000 principal amount;

•       are our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “—Ranking;” and

•       are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders may require us to repurchase their notes upon a fundamental change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2011 notes mature on July 15, 2011, and the 2013 notes mature on July 15, 2013.

All cash payments on the notes will be made in U.S. dollars.

We issued the notes in denominations of integral multiples of $1,000 principal amount, without coupons. We initially issued the notes as global securities in book-entry form. We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of the 2011 notes or the 2013 notes, as applicable. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of the applicable notes, then we will mail a check to that holder’s registered address.

You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar, bid solicitation agent and paying agent for the notes.

We will not provide a sinking fund for the notes. The indentures do not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indentures do not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Holders may require us to repurchase their notes upon a fundamental change” and “—Consolidation, merger and sale of assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

INTEREST PAYMENTS

We will pay interest on the notes at a rate of 1.375% per annum (in the case of the 2011 notes) and at a rate of 1.625% per annum (in the case of the 2013 notes), in each case payable semi-annually in arrears on each January 15 and July 15 of each year, beginning on January 15, 2007. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding January 1 and July 1, respectively. Interest will accrue on the notes from and including June 28, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.

If notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will, on the corresponding interest payment date, receive the interest payable on such notes on that interest payment date notwithstanding the conversion. The holder who surrenders a note for conversion after a record date but prior to the next interest payment date must pay to the conversion agent, upon surrender, an amount equal to the amount of interest payable on the corresponding interest payment date on the note so converted; provided that no such interest payment need be made to us:

•       if the note is surrendered for conversion after the record date immediately preceding the maturity date of that note;

•       if we have specified a repurchase date following a fundamental change that is after a record date but on or prior to the next interest payment date, and the note is tendered for conversion after such record date and on or before such interest payment date; or

•       to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

For a description of when and to whom we must pay additional interest, if any, see “—Registration rights, additional interest.”

CONVERSION RIGHTS

If the conditions for conversion of the notes described below, including those described under
“—Conditions for conversion” and “—Conversion procedures,” are satisfied, holders of notes may, subject to prior maturity or repurchase, convert their notes in integral multiples of $1,000 principal amount into cash in an amount described below and, if applicable, shares of our common stock, based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2011 notes (which represents an initial conversion price of approximately $33.37 per share), or based on an initial conversion rate, subject to adjustment, of 29.9679 shares per $1,000 principal amount of notes in the case of the 2013 notes (which represents an initial conversion price of approximately $33.37 per share). Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Instead, accrued interest will be deemed to be paid by the consideration received by the holder upon conversion. As a result, accrued interest is deemed to be paid in full rather than cancelled, extinguished or forfeited.

On conversion, the holders of notes will, to the extent they receive any shares of our common stock upon conversion, also receive the rights under our stockholder rights agreement and any future stockholder rights plan (i.e., a poison pill) we may establish, whether or not the rights are separated from our common stock prior to conversion. We describe our existing stockholder rights agreement and the rights under it under “Description of capital stock—Stockholder rights plan.”

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs between a record date and an interest payment date. See “—Interest payments” above. A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to repurchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the applicable indenture, unless we default in the payment of the fundamental change repurchase price.

Conversion procedures

To convert a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the business day on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then applicable conversion program procedures.

A holder that has delivered a fundamental change repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the applicable indenture. See “—Holders may require us to repurchase their notes upon a fundamental change.”

We will deliver, through the conversion agent, the cash and, if applicable, shares of common stock issuable upon conversion as soon as practicable, but in no event more than three business days after the last trading day in the “cash settlement averaging period” described below. However, if a holder surrenders a note for conversion in connection with a “make-whole fundamental change” under circumstances where we must increase the conversion rate applicable to that note, then we will deliver, through the conversion agent, the consideration that is payable on account of the increase in the conversion rate as soon as practicable, but in no event after the third business day after the later of:

•       the date the holder surrenders the note for conversion;

•       the last trading day in the applicable cash settlement averaging period; and

•       the effective date of the make-whole fundamental change.

For a discussion of certain tax considerations applicable to a holder that converts notes, see “Material United States federal income tax considerations.”

Payment upon conversion

Holders that surrender their notes for conversion will receive, in exchange for those notes, cash and, if applicable, shares of our common stock as follows. Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 30 trading days during the “cash settlement averaging period” (as described below).

The “cash settlement averaging period” with respect to any note means:

•       for notes that are converted at any time on or after the 33rd scheduled trading day prior to the maturity date of the applicable notes, the 30 consecutive trading days beginning on, and including, the 30th scheduled trading day prior to the maturity date; and

•       in all other instances, the 30 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount,” for each of the 30 trading days during the cash settlement averaging period, consists of:

•       cash equal to the lesser of $33.33 and the “daily conversion value” (as described below); and

•       to the extent the daily conversion value exceeds $33.33, a number of shares equal to:

•        the excess of the daily conversion value over $33.33, divided by

•        the volume weighted average price of our common stock on that trading day.

We will deliver cash in lieu of any fractional shares of common stock based on the volume weighted average price per share of our common stock on the last trading day of the cash settlement averaging period.

We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.” The “daily conversion value” on a given trading day means one-thirtieth of the product of:

•       the applicable conversion rate; and

•       the volume weighted average price of our common stock on that trading day.

•       “Trading day” generally means any day during which: trading in our common stock generally occurs on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading; and

•       there is no “market disruption event” (as described below).

“Market disruption event” means (i) a failure by the primary United States national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock for an aggregate of at least 30 minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page MEDI <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

Conditions for conversion

The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder, at its address appearing in the security register, and we will publicly announce, through a reputable national newswire service, that the notes have become convertible, stating, among other things:

•       the event causing the notes to become convertible;

•       the time during which the notes will be convertible as a result of that event; if that event is a transaction described under “—Conversion upon the occurrence of certain corporate transactions,” the anticipated effective date of the transaction; and

•       the procedures holders must follow to convert their notes, including the name and address of the conversion agent.

We will mail the notice, and make the public announcement, as soon as practicable, but in no event later than the open of business on the third business day following the date the notes become convertible as a result of the event.

Holders may surrender their notes for conversion on or prior to the business day immediately preceding maturity or prior to repurchase only in the following circumstances:

Conversion based on price of common stock

Prior to maturity, or repurchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending September 30, 2006, if the “closing sale price” of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of the 2011 notes or the 2013 notes, as applicable, in effect on the last trading day of the immediately preceding calendar quarter. We will make appropriate adjustments, in our good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” of the event occurs, during that 30 consecutive trading day period.

“Closing sale price” on any date means the price of a share of our common stock on such date, determined (a) on the basis of the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the U.S. principal national or regional securities exchange on which our common stock is listed; or (b) if our common stock is not listed on a U.S. national or regional securities exchange, as reported by Nasdaq; or (c) if not so reported, as reported by Pink Sheets LLC or a similar organization. In the absence of any such report or quotation, the closing sale price shall be such price as we shall reasonably determine as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of our common stock.

Conversion upon satisfaction of the trading price condition

Prior to maturity or earlier repurchase, holders may surrender their notes for conversion during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of the 2011 notes or the 2013 notes, as applicable, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 97% of the average conversion value of the applicable notes during the note measurement period. We refer to this condition as the “trading price condition.”

For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on a trading day is the product of the closing sale price per share of our common stock and the conversion rate of the notes in effect on that trading day.

Except as described below, the “trading price” of the notes on any day means the average secondary market bid quotations obtained by the bid solicitation agent for $5 million principal amount of 2011 notes or 2013 notes, as applicable, at approximately 4:00 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. Even still, if on a given day:

•       the bid solicitation agent cannot reasonably obtain at least one bid for $5 million principal amount of the applicable notes from an independent nationally recognized securities dealer; or

•       in our reasonable, good faith judgment, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the applicable notes,

then the trading price per $1,000 principal amount of the applicable notes will be deemed to be equal to 97% of the product of the closing sale price of our common stock on that day and the conversion rate in effect on that day.

The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder of at least $5.0 million aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, provides us with reasonable evidence that the trading price per $1,000 principal amount of the applicable notes would be equal to or less than 97% of the conversion value of the applicable notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the applicable notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.

Conversion upon the occurrence of certain corporate transactions

If:

•       a “fundamental change,” as described under “—Holders may require us to repurchase their notes upon a fundamental change,” or a “make-whole fundamental change,” as described under
“—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” occurs; or

•       we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 45th calendar day before the date we originally announce as the anticipated effective date of the transaction and ends on, and includes, the 30th calendar day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under
“—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for conversion at any time until, and including, the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” may in some circumstances also be entitled to an increased conversion rate. See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”

In addition, if we take any action, or become aware of any event, that would require an adjustment to the conversion rate as described in the third, fourth, fifth or sixth bullet point under “—Adjustments to the conversion rate” below, then we must mail to registered holders written notice of the action or event at least 45 calendar days before the record, effective or expiration date, as the case may be, of the transaction. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the applicable indenture requires us to mail the notice) until the close of business on the business day immediately preceding the “ex date” (as defined in the indentures) or the expiration date for such transaction or until we announce that the transaction will not take place.

Conversion during specified periods

The notes may be surrendered for conversion at any time from, and including, June 15, 2011 to, and including, the business day immediately preceding July 15, 2011 (in the case of the 2011 notes) and at any time from, and including, June 15, 2013 to, and including, the business day immediately preceding July 15, 2013 (in the case of the 2013 notes).

Change in the conversion right upon certain reclassifications, business combinations and asset sales

If we reclassify our common stock (other than a change only in par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”) that a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note and, upon such conversion, received, immediately before the transaction, a number of shares of our common stock equal to the then applicable conversion rate of the 2011 notes or the 2013 notes, as applicable, multiplied by the principal amount (expressed in thousands) of the note. However, at and after the effective time of the transaction, the principal return payable upon conversion of the notes will continue to be payable in cash (instead of reference property) and the daily conversion value will be calculated based on the value of the reference property. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

If a transaction described above occurs and holders of our common stock have the opportunity to elect the form of consideration to receive in that transaction, then we will make adequate provision to give holders of the 2011 notes and holders of the 2013, each treated as a single class, a reasonable opportunity to elect the form of such consideration for purposes of determining the composition of the “reference property” described above with respect to the 2011 notes and the 2013 notes, as applicable. Once the election is made, it will apply to all holders of the applicable notes after the effective time of the transaction.

Adjustments to the conversion rate

Subject to the terms of the indentures, we will adjust the conversion rate for:

•       dividends or distributions on our common stock payable in shares of our common stock to all holders of our common stock;

•       subdivisions, combinations or certain reclassifications of our common stock;

•       distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, rights distributed pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock at a price per share that is less than the “current market price” per share of our common stock on the record date for the distribution;

•       dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the two bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding bullet point or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities;

•       cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

•       distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, to the extent such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price of our common stock on the first trading day after expiration of the tender or exchange offer.

However, in no event will we adjust the conversion rate pursuant to the events described in the third, fourth, fifth or sixth bullet points above to an amount that exceeds 36.7107 shares per $1,000 principal amount of notes. We will adjust this maximum conversion rate in the same manner in which we must adjust the conversion rate for stock splits and combinations, stock dividends, reclassifications and similar events. In addition, in no event will we increase the conversion rate to the extent the increase reduces the conversion price to an amount that is less than the par value per share of our common stock.

If we distribute cash in accordance with the fifth bullet point above, then we will increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the open of business on the “ex-date” for the cash distribution by a fraction whose numerator is the “current market price” per share of our common stock on the “ex-date” and whose denominator is that “current market price” less the per share amount of the distribution.

“Current market price” per share of our common stock on a date means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on, but excluding, the earlier of that date or the “ex-date” (as defined in the indentures) with respect to the distribution requiring such computation. We will make adjustments to the current market price in accordance with the indentures to account for the occurrence of certain events during the 10 consecutive trading day period.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•       we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

•       we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

The indentures do not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for each holder of the applicable notes to participate in the transaction without conversion as if such holder held a number of shares equal to the conversion rate in effect on the “ex date” or effective date, as the case may be, for such transaction multiplied by the principal amount (expressed in thousands) of the applicable notes held by such holder.

We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. However, if we mail a notice of a fundamental change or make-whole fundamental change, or any transaction described under “—Conversion upon the occurrence of certain corporate transactions” above, occurs, then we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment.

To the extent permitted by law and the continued listing requirements of the Nasdaq Global Market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

To the extent that the amended and restated rights agreement, dated as of October 31, 1998, by and between us and American Stock Transfer & Trust Company, as rights agent, or any future rights plan (i.e., a poison pill) adopted by us, is in effect, upon conversion of the notes, you will receive, in addition to the consideration that is otherwise due upon conversion, the rights under such rights agreement or future rights plan, unless the rights have separated from our common stock at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, other assets or certain rights or warrants as described in the fourth bullet point under “—Adjustments to the conversion rate” above, subject to readjustment in the event of the expiration, termination or redemption of such rights. See “Description of Capital Stock—Stockholder rights plan.”

In the event of:

•       a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

•       an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our stockholders. See “Material United States federal income tax considerations.”

Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change

If, prior to July 15, 2011 (in the case of the 2011 notes) or July 15, 2013 (in the case of the 2013 notes):

•       there occurs a sale, transfer, lease, conveyance or other disposition (other than a “permitted transfer” as described below) of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (we refer to such a transaction as an “asset sale make-whole fundamental change”); or

•       there occurs any transaction or series of related transactions (other than a “listed stock business combination” as described under “—Holders may require us to repurchase their notes upon a fundamental change”), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash (we refer to such any transaction described in this and the immediately preceding bullet point as a “make-whole fundamental change”), then we will increase, as described below under “—The increase in the conversion rate,” the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 45th day before the date we originally announce as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Holders may require us to repurchase their notes upon a fundamental change,” to, and including, the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”

We will mail to registered holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing and announcement at least 45 days before the first anticipated effective date of the make-whole fundamental change. In addition, no later than the third business day after the completion of the make-whole fundamental change, we must make an additional notice and announcement announcing such completion.

A “permitted transfer” means any transfer, whether in a single transaction or series of related transactions, of all or substantially all of our property or assets to one or more of our subsidiaries, so long as at and after such transaction or series of transactions, such subsidiary will guarantee, or each of such subsidiaries will jointly and severally guarantee, as the case may be, in each case on a senior unsecured basis, our obligations under the notes.

If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the tables below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. If the make-whole fundamental change is an asset sale make-whole fundamental change and the consideration paid for our property and assets consists solely of cash, then the “applicable price” will be the cash amount paid for our property and assets, expressed as an amount per share of our common stock outstanding on the effective date of the asset sale make-whole fundamental change. In all other cases, the “applicable price” will be the average of the closing sale prices per share of our common stock for the five consecutive trading days immediately preceding the relevant effective date. We will make appropriate adjustments, in our good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” of the event occurs, at any time during those five consecutive trading days.

The following tables set forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the 2011 notes and the 2013 notes, as the case may be, that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the amount of cash and, if applicable, shares that are due upon conversion, as described under “—Payment upon conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the tables below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•       whose numerator is the conversion rate in effect immediately before the adjustment; and

•       whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the tables below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under
“—Adjustments to the conversion rate.”

2011 Notes Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the 2011 notes:

Number of additional shares
(per $1,000 principal amount of notes)

	Effective Date
Applicable price	June 28, 2006	July 15, 2007	July 15, 2008	July 15, 2009	July 15, 2010	July 15, 2011
$27.24	7.20	7.41	7.31	7.14	6.87	7.00
$30.00	5.72	5.80	5.57	5.22	4.63	3.59
$35.00	3.90	3.86	3.52	3.03	2.23	0
$40.00	2.77	2.67	2.32	1.83	1.09	0
$45.00	2.03	1.93	1.60	1.17	0.58	0
$50.00	1.54	1.44	1.15	0.79	0.36	0
$55.00	1.20	1.11	0.87	0.58	0.26	0
$60.00	0.95	0.89	0.68	0.44	0.21	0
$65.00	0.77	0.72	0.55	0.36	0.18	0
$70.00	0.64	0.60	0.45	0.30	0.16	0
$75.00	0.53	0.51	0.38	0.26	0.14	0
$80.00	0.45	0.44	0.33	0.23	0.13	0
$85.00	0.38	0.38	0.29	0.20	0.12	0
$90.00	0.33	0.33	0.26	0.18	0.11	0
$95.00	0.28	0.29	0.23	0.17	0.10	0
$100.00	0.25	0.26	0.21	0.15	0.10	0

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•       if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

•       if the actual applicable price is greater than $100.00 per share (subject to adjustment), we will not increase the conversion rate; and

•       if the actual applicable price is less than $27.24 per share (subject to adjustment), we will not increase the conversion rate.

2013 Notes Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the 2013 notes:

Number of additional shares
(per $1,000 principal amount of notes)

	Effective Date
Applicable price	June 28, 2006	July 15, 2007	July 15, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012	July 15, 2013
$27.24	7.49	7.76	7.69	7.59	7.44	7.23	6.93	7.04
$30.00	6.15	6.32	6.17	5.97	5.70	5.31	4.69	3.64
$35.00	4.46	4.52	4.31	4.03	3.65	3.12	2.29	0
$40.00	3.36	3.37	3.14	2.84	2.45	1.92	1.15	0
$45.00	2.61	2.60	2.37	2.09	1.73	1.26	0.64	0
$50.00	2.08	2.06	1.85	1.59	1.27	0.88	0.41	0
$55.00	1.70	1.68	1.48	1.25	0.98	0.66	0.30	0
$60.00	1.41	1.39	1.22	1.02	0.78	0.52	0.25	0
$65.00	1.18	1.17	1.02	0.85	0.65	0.43	0.21	0
$70.00	1.01	1.00	0.87	0.72	0.55	0.37	0.19	0
$75.00	0.87	0.87	0.75	0.62	0.47	0.32	0.18	0
$80.00	0.75	0.76	0.65	0.54	0.41	0.29	0.16	0
$85.00	0.66	0.67	0.58	0.48	0.37	0.26	0.15	0
$90.00	0.58	0.59	0.51	0.42	0.33	0.24	0.14	0
$95.00	0.51	0.53	0.46	0.38	0.30	0.22	0.13	0
$100.00	0.45	0.47	0.41	0.34	0.27	0.20	0.12	0

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•       if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

•       if the actual applicable price is greater than $100.00 per share (subject to adjustment), we will not increase the conversion rate; and

•       if the actual applicable price is less than $27.24 per share (subject to adjustment), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above for either the 2011 notes or the 2013 notes to the extent the increase will cause the conversion rate to exceed 36.7107 shares per $1,000 principal amount of notes. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions in Connection with a Make-Whole Fundamental Change

If we are required to increase the conversion rate as described above as a result of a make-whole fundamental change, notes surrendered for conversion will be settled as follows:

•       we will deliver the consideration due upon conversion, based on the conversion rate before the increase described above, as soon as practicable, but in no event more than three business days after the last trading day in the applicable cash settlement averaging period;

•       we will deliver the additional cash and, if applicable, reference property due solely as a result of the increase in the conversion rate described above as soon as practicable, but in no event after the third business day after the later of:

•        the date the holder surrenders the note for conversion;

•        the last trading day in the applicable cash settlement averaging period; and

•        the effective date of the make-whole fundamental change;

•       we will calculate the amount of cash and, if applicable, reference property due solely as a result of the increase in the conversion rate described above based on the same cash settlement averaging period described in first bullet point above and the same volume weighted average price per share of common stock used to calculate the amount of consideration described in the first bullet point above.

Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the make-whole fundamental change, such consideration may not consist of shares of our common stock as a result of the provisions described above under the caption “—Change in the conversion right upon certain reclassifications, business combinations and asset sales.” Accordingly, the net shares, if any, due as a result of such increase may be paid in reference property.

REDEMPTION OF NOTES AT OUR OPTION

The notes are not redeemable at our option prior to their maturity.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A
FUNDAMENTAL CHANGE

If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indentures, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below.

However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the repurchase price will not include any accrued and unpaid interest.

We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.

Within 20 business days after the occurrence of a fundamental change, we must mail to all registered holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, a notice of the fundamental change. The notice must state, among other things:

•       the events causing the fundamental change;

•       the date of the fundamental change;

•       the fundamental change repurchase date; the last date on which a holder may exercise the repurchase right;

•       the fundamental change repurchase price;

•       the names and addresses of the paying agent and the conversion agent;

•       the procedures that holders must follow to exercise their repurchase right;

•       the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•       that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the applicable indenture.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:

•       the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

•       the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

•       that the notes are to be repurchased by us pursuant to the fundamental change provisions of the applicable indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•       the name of the holder;

•       a statement that the holder is withdrawing its election to require us to repurchase its notes;

•       the certificate numbers of the notes being withdrawn, if they are in certificated form;

•       the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

•       the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note no later than the third business day after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.

For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Material United States federal income tax considerations.”

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indentures, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

•       any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•       there occurs a sale, transfer, lease, conveyance or other disposition (other than a “permitted transfer” as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” above) of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934;

•       we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

•        the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

•        both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

•       at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange or quoted on the Nasdaq Global Market (or which will be so traded or quoted when issued or exchanged in connection with such consolidation or merger); and

•       as a result of such consolidation or merger, the 2011 notes or the 2013 notes, as applicable, become convertible into cash and, if applicable, solely such common stock and associated rights;

•       the following persons cease for any reason to constitute a majority of our board of directors:

•        individuals who on the first issue date of the notes constituted our board of directors; and

•        any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office, or by a nominating committee thereof consisting of directors, either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

•       we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

However, a “change in control” will be deemed not to have occurred if the closing sale price per share of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the effective date of the relevant transaction that would otherwise have constituted a change in control exceeds 130% of the conversion price of the applicable notes in effect on the last trading day of such immediately preceding calendar quarter.

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established over-the-counter trading market in the United States.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to repurchase notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indentures for the notes do not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

In connection with any fundamental change offer, we will, to the extent applicable:

•       comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•       file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the applicable notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

RANKING

The notes are our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The notes are also effectively subordinated to all liabilities, including trade payables and lease obligations of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, would be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on their earnings or financial condition and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indentures do not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor do the indentures limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indentures prohibit us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•       such other person is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, any state of the United States or the District of Columbia or any foreign country;

•       such person assumes all of our obligations under the notes and the applicable indenture; and

•       no default or event of default exists immediately after giving effect to the transaction or series of transactions.

When the successor assumes all of our obligations under an indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “—Holders may require us to repurchase their notes upon a fundamental change.”

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

EVENTS OF DEFAULT

The following are events of default under the indenture for the 2011 notes and the indenture for the 2013 notes, as applicable:

•       our failure to pay the principal of or premium, if any, on any 2011 note or 2013 note, as applicable, when due, whether at maturity, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•       our failure to pay an installment of interest on any 2011 note or 2013 note, as applicable, when due, if the failure continues for 30 days after the date when due;

•       our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•       our failure to timely provide notice as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” or “—Holders may require us to repurchase their notes upon a fundamental change” with respect to the 2011 notes or the 2013 notes, as applicable;

•       our failure to comply with any other term, covenant or agreement contained in the 2011 notes or the 2013 notes, as applicable, or the applicable indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the applicable notes then outstanding, in accordance with the applicable indenture;

•       a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $50 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, then outstanding, in accordance with the applicable indenture;

•       failure by us or any of our subsidiaries, within 60 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $50 million, which are not stayed on appeal; and

•       certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, including additional interest, if any, on, all 2011 notes or 2013 notes, as applicable, to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, including additional interest, if any, on, all notes will automatically become immediately due and payable.

After any such acceleration, the holders of a majority in aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•       the rescission would not conflict with any order or decree;

•       all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

•       certain amounts due to the trustee are paid.

The indentures do not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the applicable indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under either indenture, or for the appointment of a receiver or a trustee, or for any other remedy under either indenture, unless:

•       the holder gives the trustee written notice of a continuing event of default;

•       the holders of at least 25% in aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, then outstanding make a written request to the trustee to pursue the remedy;

•       the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•       the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the 2011 notes or the 2013 notes, as applicable, then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

•       the payment of any amounts due on that holder’s notes after the applicable due date; or

•       the right to convert that holder’s notes in accordance with the applicable indenture.

Except as provided in the applicable indenture, the holders of a majority of the aggregate principal amount of outstanding 2011 notes or 2013 notes, as applicable, may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•       in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the fundamental change repurchase price;

•       arising from our failure to convert any note in accordance with the applicable indenture; or

•       in respect of any provision under the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, each indentures requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under such indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the applicable indenture, the trustee must mail to each registered holder of applicable notes a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

•       has been cured or waived; or

•       is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

MODIFICATION AND WAIVER

We may amend or supplement either indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable, may waive our compliance with any provision of the applicable indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•       change the stated maturity of the principal of, or the payment date of any installment of interest on, any note;

•       reduce the principal amount of, or any premium or interest on, any note;

•       change the place, manner or currency of payment of principal of, or any premium or interest on, any note;

•       impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

•       modify, in a manner adverse to the holders of the notes, the provisions of the applicable indenture relating to the right of the holders to require us to purchase notes upon a fundamental change;

•       modify the ranking provisions of the applicable indenture in a manner adverse to the holders of notes;

•       adversely affect the right of the holders of the notes to convert their notes in accordance with the applicable indenture;

•       reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the applicable indenture or the notes;

•       reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the applicable indenture or the notes or a waiver of any default or event of default; or

•       modify the provisions of the applicable indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may, with the trustee’s consent, amend or supplement either indenture or the notes without notice to or the consent of any holder of the notes to:

•       evidence the assumption of our obligations under the applicable indenture and notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the applicable indenture;

•       make adjustments in accordance with the applicable indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•       make any changes or modifications to the applicable indenture necessary in connection with the registration of the public offer and sale of the notes under the Securities Act of 1933 pursuant to the registration rights agreement or the qualification of such indenture under the Trust Indenture Act of 1939;

•       secure our obligations in respect of the notes;

•       add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us; or

•       make provision with respect to adjustments to the conversion rate as required by the applicable indenture or to increase the conversion rate in accordance with the applicable indenture.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the applicable indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect. We and the trustee may also enter into a supplemental indenture without the consent of holders of the notes in order to conform the indenture to the description of the notes contained in this prospectus.

Except as provided in the applicable indenture, the holders of a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable, by notice to the trustee, generally may:

•       waive compliance by us with any provision of the applicable indenture or the notes, as detailed in the applicable indenture; and

•       waive any past default or event of default and its consequences, except a default or event of default:

•        in the payment of principal of, or premium, if any, or interest or additional interest on, any note or in the payment of the fundamental change repurchase price;

•        arising from our failure to convert any note in accordance with the applicable indenture; or

•        in respect of any provision under the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

DISCHARGE

We may generally satisfy and discharge our obligations under the applicable indenture by:

•       delivering all outstanding 2011 notes or 2013 notes, as applicable, to the trustee for cancellation; or

•       depositing with the trustee or the paying agent after such notes have become due and payable, whether at stated maturity or on a fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding 2011 notes or 2013 notes, as applicable and paying all other sums payable under the applicable indenture.

In addition, in the case of a deposit, there must not exist a default or event of default with respect to the applicable notes on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the applicable indenture.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indentures and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares, if any, issuable upon conversion of the notes and amounts of interest and additional interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS

None of our past, present or future directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the notes or the indentures or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

REPORTS TO TRUSTEE

We will furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest or additional interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than five days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is The Bank of New York. We have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indentures permit the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The Bank of New York and its affiliates have in the past provided or may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indentures using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indentures do not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

LISTING AND TRADING

The notes have been eligible for trading on The PORTAL Market. Notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. Our common stock is listed on the Nasdaq Global Market under the ticker symbol “MEDI.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below.
See “—Global securities” below for more information. The trustee need not register the transfer of or exchange any note for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a repurchase, that portion of the notes not being repurchased.

See “—Global securities,” “—Certificated securities” and “Transfer restrictions” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global securities

Global securities will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.

Except in the limited circumstances described below and in “—Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

The global securities have been accepted by DTC in its book-entry settlement system. The custodian and DTC have electronically recorded the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indentures, the notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•       DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•       an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Settlement and payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of the 2011 notes or the 2013 notes, as applicable. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of the applicable notes, then we will mail a check to that holder’s registered address.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this prospectus concerning DTC and it book-entry system from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for the accuracy of this information.

GOVERNING LAW

The indentures, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Purchase of convertible note hedge and sale of warrants

Concurrently with the initial offering of the notes, we entered into convertible note hedge transactions with respect to our common stock with certain financial institutions we refer to as the hedge participants. The convertible note hedge transactions covered, subject to customary anti-dilution adjustments, approximately 34.5 million shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we entered into warrant transactions whereby we sold to the hedge participants, warrants to acquire, subject to customary anti-dilution adjustments, approximately 34.5 million shares of our common stock.

The convertible note hedge transactions are designed to reduce the potential dilution upon conversion of the notes in the event that the volume-weighted average price per share of our common stock at the time of exercise is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion rate of the notes. If, however, the volume-weighted average price per share of our common stock exceeds the strike price of the warrant transaction, the dilution mitigation under the convertible note hedge transactions will be capped, which means that there would be dilution from conversion of the notes to the extent that the then volume-weighted average price per share of our common stock exceeds the strike price of the warrant transaction. The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the hedge participants, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge and the warrant transactions.

For a discussion of the impact of any market or other activity by the hedge participants in connection with these convertible note hedge and the warrant transactions, see “Risk factors—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Description of capital stock

Our authorized capital stock consists of 420,000,000 shares of common stock, par value $.01 per share, and 5,524,525 shares of preferred stock, par value $.01 per share.

Common Stock

At March 31, 2006, there were 248,712,020 shares of common stock outstanding held of record by approximately 133,428 stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive such dividends, when, as and if declared by our board of directors, out of legally available funds. Upon our liquidation or dissolution, the holders of our common stock are entitled to share, ratably, in the net assets available for distribution, subject to the rights, if any, of holders of any shares of our preferred stock then outstanding. Holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The outstanding shares of our common stock are fully paid and nonassessable. We have not paid and do not presently intend to pay cash dividends on our common stock.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares entitled to vote and by the creation of class or series voting rights. In addition, any further issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control and may adversely affect the rights of holders of our common stock. We have no preferred stock currently outstanding and no present plans to issue any additional shares of preferred stock or to establish or designate any new series of preferred stock.

Other than rights that may be granted to holders of preferred stock, there is no provision in our Restated Certificate of Incorporation or By-laws that would have the effect of delaying, deterring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us, such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or liquidation.

Stockholder Rights Plan

Pursuant to the terms of our stockholder rights plan adopted by our board of directors, common stock purchase rights were distributed as a dividend at the rate of one right for each share of our common stock held by stockholders of record as of the close of business on July 21, 1997. The rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of our common stock or commences a tender or exchange offer upon consummation of which such a person or group would beneficially own 20% or more of our stock. The rights will expire on July 9, 2007.

Business Combination Provisions

The business combination provision contained in Section 203 of the Delaware General Corporation Law generally defines an interested stockholder as any person that (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and the associates of such person. Under Section 203, a resident domestic corporation may not engage in any business combination with any interested stockholder for a period of three years following the time such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding shares owned (a) by persons who are directors and also officers and (b) employee stock plans, in certain instances), or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; or (ii) the corporation by the action of stockholders holding a majority of the outstanding voting stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation at or prior to such adoption).

We have not elected out of the statute and, therefore, the restrictions imposed by Section 203 will apply to us.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Material United States federal income tax considerations

THE FOLLOWING DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES. THE FOLLOWING DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE SECURITIES ADDRESSED HEREIN. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of the notes and shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial portion of the notes are sold for cash to the public other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the “issue price.” This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•       tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•       tax consequences to persons holding the notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•       tax consequences to U.S. holders (as defined below) of the notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•       tax consequences to investors in pass-through entities;

•       tax consequences to certain former citizens or residents of the United States;

•       alternative minimum tax consequences, if any; any state, local or foreign tax consequences; and

•       estate or gift taxes, if any.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisor.

If you are considering the purchase of notes, you should consult your tax advisor concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to mean a beneficial owner of the notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

•       an individual citizen or resident of the United States;

•       a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to mean a beneficial owner (other than a partnership) of the notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

CONSEQUENCES TO U.S. HOLDERS

Payment of interest

It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to the principal amount. In such case, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes. If, however, the notes are issued for an amount that is less than the principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Additional payments

We may be required to pay additional amounts to a U.S. holder in certain circumstances described above under the heading “Description of notes—Registration Rights, Additional Interest.” Because we believe the likelihood that we will be obligated to make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments under the applicable Treasury regulations. Assuming our position is respected, a U.S. holder would be required to treat such additional amounts as ordinary interest income and include such additional amounts in income at the time payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to challenge successfully our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, to accrue interest income (regardless of the holder’s method of accounting for U.S. federal income tax purposes) at a rate higher than the stated interest rate on the notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Sale, redemption or other taxable disposition of notes

Except as provided below under “Consequences to U.S. Holders—Conversion of notes,” a U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the note. A

U.S. holder’s tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15% in taxable years beginning before January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited. A U.S. holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury regulations.

Conversion of notes

If a U.S. holder receives solely cash in exchange for the notes upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “Consequences to U.S. Holders—Sale, redemption or other taxable disposition of notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain and U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization.   If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder’s adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Redemption.   If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “Consequences to U.S. Holders—Sale, redemption or other taxable disposition of notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Distributions

Distributions made on our common stock held by a U.S. holder generally will be included in the holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of notes—Conversion Rights.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and adjustments to the conversion rate upon a change of control) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding taxes), we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Sale, certain redemptions or other taxable dispositions of common stock

Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15% in taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations. A U.S. holder who sells shares of common stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury regulations.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

CONSEQUENCES TO NON-U.S. HOLDERS

Payments of interest of the 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

•       interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•       the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•       the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•       the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•       (a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or other applicable form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to

30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

If we fail to register the notes as agreed, payments of additional interest may be subject to U.S. withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to a non-U.S. holder unless we receive certain certifications from the non-U.S. holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with such holder’s conduct of a trade or business in the United States, as described above. If we withhold tax from any payment of additional interest made to a non-U.S. holder and such payment were determined not to be subject to U.S. federal income tax, a non-U.S. holder may obtain a refund of any such tax withheld by timely filing an appropriate claim for refund with the IRS.

Dividends and constructive distributions

Any dividends paid to a non-U.S. holder with respect to shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders—Constructive distributions” above) will be subject to withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (see “Consequences to U.S. Holders” above). Certain certification requirements and disclosure requirements must be complied with in order for such effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, certain redemptions, conversion or other taxable dispositions of notes or shares of common stock

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable dispositions of a note (as well as upon the conversion of a note into cash or into a combination of cash and stock) or common stock will not be subject to U.S. federal income tax unless:

•       such gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•       the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•       we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, that as long as our common stock is regularly traded on an established securities market, only non-U.S. holders who have held more than 5% of such class of stock at any time during such five-year or shorter period would be subject to taxation under this rule. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition of the notes or shares of common stock in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. If a non-U.S. holder is a foreign corporation that falls under the first bullet point above, it will be subject to tax on its net gain generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition of the notes or common stock, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Consequences to Non-U.S. Holders—Payments of interest.”

Information reporting and backup withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and amounts of tax withheld may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders—Payments of interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S. related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Selling securityholders

The notes were originally issued by us in a transaction exempt from the registration requirements of the Securities Act and were resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders on or before September 28, 2006. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

Name	2011 Notes	2013 Notes	Principal Amount of Notes Beneficially Owned and Offered(1)	Common Stock Issuable Upon Conversion of the Notes(2)	Common Stock Owned After Completion of the Offering(1)
Advent Convertible Master Fund LP	11,290,000	9,032,000	20,322,000	609,008	—
AG Offshore Convertibles, Ltd.	7,500,000	—	7,500,000	224,759	—
Alexandra Global Master Fund Ltd.	15,000,000	—	15,000,000	449,519	—
Allstate Insurance Company	9,100,000	—	9,100,000	272,708	28,800
Allstate Life Insurance Company	5,700,000	—	5,700,000	170,817	28,800
Altma Fund Sicav PLC in respect of Trinity Sub-Fund	625,000	—	625,000	18,730	—
AM Master Fund I, LP	2,595,000	—	2,595,000	77,767	—
AM International E Mac 63 Ltd	1,385,000	—	1,385,000	41,506	—
Amerisure Mutual Insurance Company	—	685,000	685,000	20,528	—
Aristeia International Limited	15,400,000	35,200,000	50,600,000	1,516,376	—
Aristeia Partners LP	2,100,000	4,800,000	6,900,000	206,779	—
Argent Classic Convertible Arbitrage Fund L.P.	1,500,000	4,840,000	6,340,000	189,996	—
Argent Classic Convertible Arbitrage Fund II, L.P.	—	900,000	900,000	26,971	—
Argent LowLev Convertible Arbitrage Fund, LLC	—	500,000	500,000	14,984	—
Argent LowLev Convertible Arbitrage Fund II, LLC	—	110,000	110,000	3,296	—
Argent LowLev Convertible Arbitrage Fund Ltd.	—	11,150,000	11,150,000	334,142	—
Argentum Multistrategy Fund Ltd.—Classic	—	280,000	280,000	8,391	—
AVIVA Life Insurance Co.	—	1,700,000	1,700,000	50,945	—
Bancroft Fund Ltd.	750,000	750,000	1,500,000	44,952	—
Black Diamond Offshore Ltd.	—	1,344,000	1,344,000	40,276.86	—
Canadian Imperial Holdings Inc.	4,000,000	5,000,000	9,000,000	269,711	—
Chrysler Corporation Master Retirement Trust	4,180,000	—	4,180,000	125,266	—
Citadel Equity Fund Ltd.	94,000,000	29,000,000	123,000,000	3,686,052	—
Citigroup Global Markets Inc.	3,108,000	—	3,108,000	93,140	—
CC Arbitrage, Ltd.	2,500,000	—	2,500,000	74,920	—

CQS Convertible and Quantitative Strategies Master Fund	10,000,000	25,000,000	35,000,000	1,048,877	—
Class C Trading Company, Ltd.	—	2,870,000	2,870,000	86,008	—
CNH CA Master Account, L.P.	10,000,000	10,000,000	20,000,000	599,358	—
Credit Agricole Structured Asset Management	—	910,000	910,000	27,271	—
D. E. Shaw Valence Portfolios, L.L.C.	54,000,000	—	54,000,000	1,618,267	—
Delta Air Lines Master Trust CV	755,000	—	755,000	22,626	—
Delta Pilots Disability & Survivorship Trust—CV	505,000	—	505,000	15,134	—
Delaware Public Employees Retirement System	1,695,000	—	1,695,000	50,796	—
Double Black Diamond Offshore LDC	—	8,656,000	8,656,000	259,402	—
Ellsworth Fund Ltd.	750,000	750,000	1,500,000	55,952	—
FFVA Mutual Insurance Company	26,000	25,000	51,000	1,528	—
F.M. Kirby Foundation, Inc.	745,000	—	745,000	22,326	—
Fore Convertible Master Fund, Ltd.	9,567,000	100,000	9,667,000	289,700	—
Fore Erisa Fund, Ltd.	928,000	—	928,000	27,810	—
Fore Multi Strategy Master Fund Ltd.	2,521,000	—	2,521,000	75,549	—
Georgia Muncipal Employee Benefit System	574,000	590,000	1,164,000	34,883	—
GLG Market Neutral Fund	25,000,000	—	25,000,000	749,198	—
Grace Convertible Arbitrage Fund, Ltd.	—	2,500,000	2,500,000	74,920	—
HBK Master Fund L.P.	2,500,000	—	2,500,000	74,920	29,400
Highbridge International LLC	24,000,000	24,000,000	48,000,000	1,438,459	—
HFR CA Global Select Master Trust Account	—	2,140,000	2,140,000	64,131	—
HFR Convertible Arbitrage	766,000	—	766,000	22,955	—
HFR Convertible Master Fund LP	—	613,000	613,000	18,370	—
Innovest Finanzdienstle	—	308,000,000	308,000,000	9,230,113	—
Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series	560,000	—	560,000	16,782	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	405,000	—	405,000	12,137	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	230,000	—	230,000	6,893	—
International Truck & Engine Corporation Retiree Health Benefit Trust	240,000	—	240,000	7,192	—
JMG Capital Partners, LP	4,000,000	7,500,000	11,500,000	344,631	—
JMG Triton Offshore Fund, Ltd.	—	7,500,000	7,500,000	224,752	—
KBC Convertibles MAC28 Limited	1,500,000	—	1,500,000	44,952	—
KBC Financial Products USA Inc.	1,000,000	4,500,000	5,500,000	164,823	—
KBC Rhythm Fund Limited	3,500,000	—	3,500,000	104,888	—
Lydian Overseas Partners Master Fund Ltd.	42,500,000	32,000,000	74,500,000	2,232,609	—
Lydian Global Opportunities Master Fund Ltd.	10,000,000	8,000,000	18,000,000	539,422	—

Lyxor Convertible Arbitrage Fund	444,000	355,000	799,000	23,944	—
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	—	3,250,000	3,250,000	97,396	—
Lyxor/PM Investment Fund Ltd.	395,000	—	395,000	11,837	—
Man Mac 1 Limited	1,984,000	—	1,984,000	59,456	—
Merrill Lymch, Pierce Fenner & Smith	9,500,000	—	9,500,000	284,695	—
Microsoft Capital Group, L.P.	415,000	—	415,000	12,437	—
MSS Convertible Arbitrage 1 Fund	43,000	—	43,000	1,289	—
OCM Convertible Trust	1,285,000	—	1,285,000	38,509	—
OCM Global Convertible Securities Fund	455,000	—	455,000	13,635	—
Partners Group Alternative Strategies PCC LTD	—	2,680,000	2,680,000	80,314	—
Partners Group Alternative Strategies PCC LTD, Rea Delta Cell	800,000	—	800,000	23,974	—
Partners Reinsurance Company Ltd.	920,000	—	920,000	27,570	—
Polygon Global Opportunities Master Fund	15,000,000	17,500,000	32,500,000	973,957	—
Quattro Fund Ltd.	5,840,000	—	5,840,000	175,013	—
Quattro Multistrategy Masterfund LP	800,000	—	800,000	23,974	—
Qwest Occupational Health Trust	310,000	—	310,000	9,290	—
Qwest Pension Trust	985,000	—	985,000	29,518	—
Rampart Convertible Arbitrage Investors, LLC	—	3,500,000	3,500,000	104,888	—
Sandelman Partners Multi-Strategy Master Fund Ltd.	32,500,000	—	32,500,000	607,200	—
Silver Convertible Arbitrage Fund, LDC	—	590,000	590,000	17,681	—
Steelhead Pathfinder Fund LP	1,000,000	—	1,000,000	29,968	—
SuttonBrook Capital Portfolio LP	—	30,000,000	30,000,000	899,037	—
TQA Master Fund Ltd.	5,245,000	—	5,245,000	157,182	—
TQA Master Plus Fund Ltd.	2,662,000	—	2,662,000	79,775	—
The Travelers Indemnity Company	1,685,000	—	1,685,000	50,496	—
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	15,540,000	8,875,000	24,415,000	595,612	—
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited	1,960,000	1,125,000	3,085,000	48,698	—
UnumProvident Corporation	595,000	—	595,000	17,831	—
Vanguard Convertible Securities Fund, Inc.	7,285,000	—	7,285,000	218,316	—
Vicis Capital Master Fund	1,500,000	1,500,000	3,000,000	89,904	—
Virgina Retirement System	3,310,000	—	3,310,000	99,194	—
Wachovia Capital Markets LLC	—	3,000,000	3,000,000	89,904	—
Waterstone Market Neutral MAC51, Ltd.	3,743,000	6,550,000	10,293,000	308,460	—
Waterstone Market Neutral Master Fund, Ltd.	6,257,000	10,950,000	17,207,000	515,658	—
Xavex Convertible Arbitrage 10 Fund	—	2,070,000	2,070,000	62,034	—

Xavex Convertible Arbitrage 2 Fund	—	210,000	210,000	6,293	—
Zurich Institutional Benchmarks Master Fund Ltd.	1,321,000	—	1,321,000	39,588	—

(1)           Assumes offer and sale of all notes and shares, although selling securityholders are not obligated to sell any notes or shares of common stock.

(2)           Share amounts assume conversion of the notes, at the initial conversion rate of 29.9679 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes fractional shares and shares of common stock that may be issued by us upon the repurchase of the notes as described under “Description of notes—Adjustment to conversion rate.”

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated have in the past and may in the future provide financial advisory and other services to us and our affiliates. The selling securityholders purchased all of the notes in private transactions on or after June 28, 2006. All of the notes were “restricted securities” under the Securities Act prior to this registration.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

Plan of distribution

The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•       on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•       in the over-the-counter market;

•       in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•       through the writing of options, whether the options are listed on an options exchange or otherwise; or

•       through the settlement of short sales.

The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock into which the notes are convertible to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is quoted on the Nasdaq Global Market under the symbol “MEDI.” We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock.

Legal matters

The validity of the notes and the common stock issuable upon their conversion has been passed upon by Dewey Ballantine LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this offering by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

Incorporation by reference

Some of the information that you may want to consider in deciding whether to invest in the notes is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006 and June 30, 2006
Current Reports on Form 8-K	January 9, 2006, March 1, 2006, June 26, 2006, July 5, 2006, and August 31, 2006
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospecuts modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

MedImmune, Inc.
One MedImmune Way
Gaithersburg, Maryland 20878
Attn: Public Affairs
Tel: (301) 398-0000

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses payable by MedImmune in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$123,050
Accounting fees and expenses	60,000
Printing expenses	16,000
Legal fees and expenses	25,000
Total	$224,050

Item 15. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

MedImmune provides liability insurance for its directors and officers which provides for coverage against loss from claims made against directors and officers in their capacity as such, including liabilities under the Securities Act of 1933.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for a transaction from which the director derived an improper personal benefit. Article EIGHTH of MedImmune’s Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Section 102(b)(7).

Item 16. Exhibits.

3.1	Restated Certificate of Incorporation, as restated as of February 25, 2004, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2003.
3.2	By Laws, as amended and restated as of May 19, 2005, incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
4.1

Indenture related to the Convertible Senior Notes, due 2011, dated as of June 28, 2006, between MedImmune Inc. and Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated June 28, 2006.

4.2

Indenture related to the Convertible Senior Notes, due 2013, dated as of June 28, 2006, between MedImmune Inc. and Bank of New York, as trustee, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated June 28, 2006.

4.3

Registration Rights Agreement, dated as of June 28, 2006, among MedImmune Inc., UBS Securities LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated June 28, 2006.

4.4	Form of Senior Convertible Note due 2011.*
4.5	Form of Senior Convertible Note due 2013.*
5.1	Opinion of Dewey Ballantine LLP.*
10.1

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2011, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.2

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2013,incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.3

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2011, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.4

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2013, incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.5

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2011, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.6

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2013, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.7

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2011, incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.8

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2013, incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.9

Confirmation of Convertible Note Hedge related to 2011 Notes, dated June 22, 2006, between MedImmune, Inc. and UBS Securities LLC, incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.10

Confirmation of Convertible Note Hedge related to 2013 Notes, dated June 22, 2006, between MedImmune, Inc. and UBS Securities LLC, incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.11

Confirmation of Convertible Note Hedge related to 2011 Notes, dated June 22, 2006, between MedImmune, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.12

Confirmation of Convertible Note Hedge related to 2013 Notes, dated June 22, 2006, between MedImmune, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

12.1	Statement re: computation of ratio of earnings to fixed charges.*
23.1	Consent of PricewaterhouseCoopers LLP.*
23.2	Consent of Dewey Ballantine LLP (contained in Exhibit 5.1).*
24.1	Powers of Attorney (included on the signature page hereto).*
25	Statements of Eligibility of the Bank of New York, as Trustee.*

*                    Filed herewith

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)   The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on September 29, 2006.

MedImmune, Inc.

By:	/s/: David M. Mott
Name:	David M. Mott
Title:	President, Chief Executive Officer and
Vice Chairman of the Board

POWER OF ATTORNEY

Know all men by these presents, that each of the persons whose signature appears below appoints and constitutes David M. Mott and Lota S. Zoth, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/: Wayne T. Hockmeyer, Ph.D	Chairman of the Board	September 29, 2006
Wayne T. Hockmeyer, Ph.D.
/s/: David M. Mott	President, Chief Executive Officer and	September 29, 2006
David M. Mott	Vice Chairman of the Board (Principal Executive Officer)
/s/: Lota S. Zoth	Senior Vice President and Chief Financial	September 29, 2006
Lota S. Zoth	Officer
/s/: David Baltimore, Ph. D	Director	September 29, 2006
David Baltimore, Ph. D.
/s/: M. James Barrett, Ph. D.	Director	September 29, 2006
M. James Barrett, Ph.D.

/s/: James H. Cavanaugh, Ph. D.	Director	September 29, 2006
James H. Cavanaugh, Ph.D.
/s/: Barbara Hackman Franklin	Director	September 29, 2006
The Hon. Barbara Hackman Franklin
/s/: Gordon S. Macklin	Director	September 29, 2006
Gordon S. Macklin
/s/ George M. Milne, Jr., Ph. D	Director	September 29, 2006
George M. Milne, Jr., Ph.D.
/s/: Elizabeth H. S. Wyatt	Director	September 29, 2006
Elizabeth H. S. Wyatt

EXHIBIT INDEX

3.1	Restated Certificate of Incorporation, as restated as of February 25, 2004, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2003.
3.2	By Laws, as amended and restated as of May 19, 2005, incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
4.1

Indenture related to the Convertible Senior Notes, due 2011, dated as of June 28, 2006, between MedImmune Inc. and Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated June 28, 2006.

4.2

Indenture related to the Convertible Senior Notes, due 2013, dated as of June 28, 2006, between MedImmune Inc. and Bank of New York, as trustee, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated June 28, 2006.

4.3

Registration Rights Agreement, dated as of June 28, 2006, among MedImmune Inc., UBS Securities LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated June 28, 2006.

4.4	Form of Senior Convertible Note due 2011.*
4.5	Form of Senior Convertible Note due 2013.*
5.1	Opinion of Dewey Ballantine LLP.*
10.1

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2011, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.2

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2013,incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.3

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2011, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.4

Confirmation of Warrant Transaction, dated June 22, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2013, incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.5

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2011, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.6

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and UBS Securities LLC for warrants expiring in 2013, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.7

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2011, incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.8

Confirmation of Amended Warrant Transaction, dated June 26, 2006, between MedImmune Inc. and Lehman Brothers Inc. for warrants expiring in 2013, incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.9

Confirmation of Convertible Note Hedge related to 2011 Notes, dated June 22, 2006, between MedImmune, Inc. and UBS Securities LLC, incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.10

Confirmation of Convertible Note Hedge related to 2013 Notes, dated June 22, 2006, between MedImmune, Inc. and UBS Securities LLC, incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.11

Confirmation of Convertible Note Hedge related to 2011 Notes, dated June 22, 2006, between MedImmune, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.12

Confirmation of Convertible Note Hedge related to 2013 Notes, dated June 22, 2006, between MedImmune, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

12.1	Statement re: computation of ratio of earnings to fixed charges.*
23.1	Consent of PricewaterhouseCoopers LLP.*
23.2	Consent of Dewey Ballantine LLP (contained in Exhibit 5.1).*
24.1	Powers of Attorney (included on the signature page hereto).*
25	Statements of Eligibility of the Bank of New York, as Trustee.*

*                    Filed herewith